Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-141425-01
Public Service Company of New Hampshire
December 9, 2009
Pricing Term Sheet

Issuer:	Public Service Company of New Hampshire
Security:	$150,000,000 4.50% First Mortgage Bonds,
Series P, due 2019
Maturity:	December 1, 2019
Coupon:	4.50%
Price to Public:	99.613% of face amount
Yield to Maturity:	4.549%
Spread to Benchmark Treasury:	+115 basis points
Benchmark Treasury:	3.375% due November 15, 2019
Benchmark Treasury Yield:	3.399%
Interest Payment Dates:	June 1 and December 1, commencing June 1, 2010
Redemption Provisions:
Make-whole call:	At any time at a discount rate of Treasury
plus 20 basis points
Settlement:	December 14, 2009
(T + 3)
CUSIP:	744538 AB5
Ratings:	A3 by Moody’s Investors Service
BBB+ by Standard & Poor’s Ratings Services
BBB+ by Fitch Ratings
Joint Book-Running Managers:	Banc of America Securities LLC
BNY Mellon Capital Markets, LLC
Senior Co-Manager:	Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	Samuel A. Ramirez & Co., Inc.
The Williams Capital Group, L.P.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or BNY Mellon Capital Markets, LLC collect at 1-212-635-8974.